Grant W. Collingsworth
404-504-7786
June 4, 2010	gwc@mmmlaw.com
www.mmmlaw.com
VIA EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SciQuest, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 11, 2010 File No. 333-165720
Dear Ms. Jacobs:
               On behalf of SciQuest, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2010 (Registration No. 333-165720) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
               The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated May 27, 2010. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
               On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
Summary Financial Data, page 6
1.	Refer to footnote (4) on page 9 where you refer to Free Cash Flow as a measure of operating performance. We note that you have provided a reconciliation of this measure to net cash provided by operating activities and that the measure assists you “in assessing the company’s ability to fund its growth through its generation of cash.” Explain why you believe that this measure is useful as a performance measure when it excludes the results of

Buckhead Office	1600 Atlanta Financial Center	With offices in	Washington, D.C.
404.233.7000	3343 Peachtree Road, N.E.		Raleigh-Durham, N.C.
Atlanta, Georgia 30326-1044
Fax: 404.365.9532

Ms. Barbara Jacobs
Securities and Exchange Commission
June 4, 2010

accrual accounting. Indicate why you do not include limitations on its usefulness resulting from the numerous adjustments to net income. If Free Cash Flow is used as a performance measure, you should provide reconciliation to the most directly comparable GAAP performance measure, generally net income (loss).
               Response: The Issuer believes that Free Cash Flow, which measures a company’s ability to generate cash to fund its operations, is a measure of the health of a business and may sometimes be a leading indicator of that health. A business that may be generating profits on an income statement may not be generating cash and may not have the funds necessary to operate its business. Conversely, a company may not be profitable from an income statement perspective, but may be able to generate the funds necessary to operate its business. As a result, the Issuer believes that Free Cash Flow is useful as a liquidity measure because it provides insight into a company’s ability to fund its operations, even though it excludes the results of accrual accounting. Nevertheless, the Issuer believes it is important to note that Free Cash Flow excludes the results of accrual accounting, and therefore, disclosure has been added on pages 9, 37 and 55 of the Prospectus.
               With respect to the Staff’s comment regarding reconciliation to the most directly comparable GAAP performance measure, the Issuer first notes that Adjusted Free Cash Flow and net cash provided by (used in) operating activities are liquidity measures, while net income (loss) could be considered a performance measure. Accordingly, pages 9, 36-37 and 55 of the Prospectus have been revised to note that Adjusted Free Cash Flow is a liquidity measure. The Issuer thus respectfully believes that net cash provided by (used in) operating activities is the most directly comparable GAAP liquidity measure to Adjusted Free Cash Flow, and that it is the more common practice to reconcile Adjusted Free Cash Flow to net cash provided by (used in) operating activities rather than net income (loss). The Issuer further notes that net cash provided by (used in) operating activities is derived directly from net income (loss), as disclosed in the Statements of Cash Flows included on page F-6 of the Prospectus. The Issuer respectfully believes that providing such additional reconciliation in the body of the Prospectus would be repetitive and would not provide any additional material information to potential investors.
Risk Factors
Risks Related to Our Business and Industry
Our customers are concentrated in our targeted vertical markets, which could make us vulnerable, page 13
2.	We refer to your response and related revisions made in connection with prior comment 5 and note the importance of the higher education market. It appears that you have not discussed the material risks related to the higher education market. To the extent that there are any risks that are related to this market, please discuss them in this risk factor.
               Response: The “Risk Factors — Risks Related to Our Business and Industry — Our customers are concentrated in our targeted vertical markets, which could make us vulnerable to adverse trends or events affecting those markets. The occurrence of any such adverse trends or events in our vertical markets could

Ms. Barbara Jacobs
Securities and Exchange Commission
June 4, 2010

adversely affect our business” section beginning on page 13 of the Prospectus has been revised to discuss material risks related to the higher education market.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38
3.	We note your added disclosure regarding the importance of the healthcare and state and local government markets to your future revenue growth. We also note your statement that “maintaining and managing revenue growth is a primary operating focus” for you. Please tell us whether you considered providing a brief discussion of how you intend to grow your future revenues by way of the healthcare and state and local government markets, the risks associated with those plans and the material effects, if any, that the failure to grow your revenue by way of those markets would have on your operations. Please refer to prior comments 5 and 8. In addition, for each of the periods presented, please disclose the amounts of revenue recognized in each of your vertical markets.
               Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” section beginning on page 38 of the Prospectus has been revised to discuss the Issuer’s intended methods of growing its future revenues by way of the healthcare and state and local government markets, the risks associated with those intentions and the material effects that the failure to grow the Issuer’s revenues by way of those markets would have on the Issuer’s operations. With respect to the Staff’s comment regarding disclosure of the amounts of revenues recognized in each of the Issuer’s vertical markets, the Issuer does not have four separate and distinct solutions; rather, the Issuer has one uniform code base that all of the Issuer’s customers access and use through their subscription agreements and therefore, any adjustments to the Issuer’s solution to accommodate the needs of a particular vertical market are accessible and usable by all customers. For this reason, the Issuer does not believe that it is required to disclose the distribution of revenue across the vertical markets it serves, as these are not separate lines of business but rather the same solution sold into different vertical markets. The Issuer also notes that it has provided disclosure in the “Our Business — Customers” section beginning on page 68 of the Prospectus regarding the number of the Issuer’s customers in each of its current vertical markets. Therefore, the Issuer respectfully submits that it has provided investors with sufficient information regarding the relative concentration of its business across its vertical markets and that additional disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus would not provide any additional material information to potential investors.
Critical Accounting Policies
Stock-Based Compensation, pages 42-47
4.	We note your response to prior comment 12 and that you will address our comment in subsequent amendments. In the interim, revise your disclosure to identify the significant reasons for the changes in the company equity value under both the initial public offering and the sale scenarios between the January 2010 and the April 2010 grants. In this regard,

Ms. Barbara Jacobs
Securities and Exchange Commission
June 4, 2010

explain in reasonable detail the factors and assumptions that changed between these two dates.
               Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — April 2010 Grants” section beginning on page 47 of the Prospectus has been revised to identify the reasons for the changes in the fair value of the Issuer’s common stock under both the initial public offering and the sale scenarios between the January 2010 and April 2010 grants.
               The Issuer also supplementally advises the staff that using the April 2010 valuation methodology but changing the probability of the initial public offering scenario to 100%, as compared to the 50% probability used in the April 2010 valuation, would increase the per share value to [$___], which is consistent with the Issuer’s expected pricing range of [$___] to [$___].1 The Issuer respectfully submits that the 50% probability for the initial public offering scenario was appropriate in April 2010 as there existed, and continues to exist, a significant chance that an initial public offering will not occur due to market conditions.
Liquidity
Net Cash Flows from Operating Activities, page 56
5.	We note your expanded disclosure in response to prior comment 15. While you have identified the primary drivers and other material factors necessary for understanding your operating cash flows, you have not quantified these drivers, as was requested in our comment. Please revise to provide quantification of the primary drivers of cash flows in each period presented or explain why you believe a description of the drivers, excluding the associated amounts, assists investors in understanding your cash flows.
Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Net Cash Flows from Operating Activities” section beginning on page 56 of the Prospectus has been revised to provide quantification of the primary drivers of cash flows in each period presented.
6.	With a view to providing a better understanding of your operating cash flows, expand your discussion of the timing of cash payments from your customers to include a discussion of information consistent with that provided in response to prior comment 38.
               Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity — Net Cash Flows from Operating Activities” section beginning on page 56 of the Prospectus has been revised to expand the discussion of the timing of cash payments from customers.

[1]	The information redacted from this sentence has been submitted to the Staff pursuant to a confidential treatment request under 17 C.F.R. § 200.83 (1992).

Ms. Barbara Jacobs
Securities and Exchange Commission
June 4, 2010

Executive Compensation
Compensation Discussion and Analysis, page 80
7.	In your response to prior comment 22, you state that as part of its review of your compensation program, your compensation committee has determined that your compensation program is “not likely to have a material adverse effect” on you. Please supplementally describe for us the aspects of your compensation program that led your compensation committee to reach this conclusion.
               Response: The Issuer supplementally advises the Staff that its board of directors, when conducting its annual review of the executive compensation program, reviewed the incentive compensation components, specifically annual bonuses and equity awards, and the overall compensation levels in order to determine that the compensation program is not likely to have a material adverse effect. With respect to annual bonuses, the board of directors examined the likely impact on our executives’ actions and decision-making in light of both the target bonus amounts and the bonus criteria. The board of directors then determined that the annual bonuses were not likely to result in executive behaviors that would be inconsistent with the Issuer’s interests and business objectives because the bonus criteria were consistent with overall corporate objectives and the particular functions of the executives participating in the bonus pool. In addition, total target bonuses for any individual were not unduly weighted in favor of any single measurement and no executive is entitled to receive a bonus with respect to any particular quantitative target if less than 75% of the target is achieved. With respect to equity awards, the board of directors reviewed the amount of both vested and unvested equity awards for each executive with a view to insuring that the equity awards sufficiently aligned the executives’ interests with those of the stockholders. The board of directors also reviewed the overall compensation levels for each executive and concluded that its compensation program was competitive with others in the marketplace. The board of directors believes that having a competitive compensation program is important for the retention of executives and that a non-competitive compensation program could have a material adverse effect. Based on these analyses, the board of directors determined that the compensation program is not likely to have a material adverse effect on the Issuer.
Annual Bonuses, page 82
8.	We refer to the revisions made in response to prior comments 7 and 9 where you state that the non-GAAP measures “Adjusted EBITDA” and “Adjusted Free Cash Flow” are used as operating performance measures. Please revise to clarify whether the performance measures used in determining the amount of annual bonus awards made to your executive officers are the same as these non-GAAP financial measures. In this regard, we note your disclosure on page 82 that target bonuses are determined based on attainment of “targeted EBITDA” and “targeted cash generation.”
               Response: The “Executive Compensation — Compensation Discussion and Analysis — Annual Bonuses” section beginning on page 83 of the Prospectus has been revised to clarify that the EBITDA and cash generation targets refer to “Adjusted EBITDA” and “Adjusted Free Cash Flow” as those terms are used elsewhere in the Prospectus. In addition, the “Executive Compensation — Compensation Discussion and Analysis — Annual Bonuses” section has been revised on page 84 of the Prospectus to include a cross-reference to a further discussion of Adjusted EBITDA and Adjusted Free Cash Flow contained in the “Selected Financial Data” section of the Prospectus.

Ms. Barbara Jacobs
Securities and Exchange Commission
June 4, 2010

9.	We refer to your response to prior comment 27. Please provide us with your analysis as to why you have concluded that your current disclosure with respect to the performance targets relating to the annual bonuses for Mr. Wiehe and Ms. Kaelin is sufficient.
               Response: The Issuer notes that the Prospectus currently discloses both the actual amounts for revenues, Adjusted EBITDA and Adjusted Free Cash Flow that constitute the performance targets for Mr. Wiehe and Ms. Kaelin and the levels of those performance targets that were actually attained. Specifically, the actual amounts for revenues, Adjusted EBITDA and Adjusted Free Cash Flow are disclosed in the “Prospectus Summary,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Prospectus, and the “Executive Compensation — Compensation Discussion and Analysis — Annual Bonuses” section beginning on page 83 of the Prospectus states that the levels of these performance targets actually attained were 96%, 106% and 89%, respectively. The Issuer respectfully submits that this disclosure provides sufficient information for an investor to determine the amount of the performance targets and the extent to which they were attained.
Other compensation, page 85
10.	We refer to prior comment 31 regarding your cancellation of the notes in March 2010 for indebtedness relating to your executive officers’ purchase of restricted stock. You state that the indebtedness was forgiven in part to comply with the Sarbanes-Oxley Act and “in part for other reasons that justified these recipients not paying the purchase price for these restricted stock awards.” Please describe for us the “other reasons” that justified the forgiveness of the indebtedness. See Item 402(b)(1) of Regulation S-K.
               Response: The reference in the “Executive Compensation — Compensation Discussion and Analysis — Other Compensation” section beginning on page 86 of the Prospectus to “other reasons that justified these recipients not paying the purchase price for these restricted stock awards” was intended to refer to the statement also contained in that section to the effect that the forgiven indebtedness represents the purchase price of shares that were originally intended to be granted under the Exit Event Bonus Plan without payment on the part of the recipients. This section has been revised in the Amendment in order to clarify these matters.
Certain Relationships and Related Party Transactions, page 95
11.	We refer to the disclosure included in response to our prior comment 18 regarding your agreement with SunGard Availability Services, LP pursuant to which SunGard will provide you with hosting and network services relating to your data center facilities. We note that your chief executive officer served as “Managing Director/Europe and Senior Executive Vice President for SunGard Treasury Systems, a division of SunGard Data Systems, Inc.” Please tell us when you began your relationship with SunGard Availability Services, LP and describe for us the relationship, if any, between SunGard Availability Services, LP and SunGard Treasury Systems. Also, tell us whether Mr. Wiehe currently has any relationship with any of the SunGard entities and whether he had any such relationship at the time you entered into the Master Agreement for Availability Services with SunGard Availability Services, LP.

Ms. Barbara Jacobs
Securities and Exchange Commission
June 4, 2010

               Response: The Issuer first entered into a hosting services agreement with Inflow, Inc. in January 2000. Inflow, Inc. was subsequently acquired by SunGard Availability Services, LP in January 2005 (according to the most recent Annual Report on Form 10-K of SunGard Data Systems, Inc., SunGard Availability Services, LP is a wholly owned subsidiary of SunGard Data Systems, Inc.). Mr. Wiehe served as Managing Director/Europe and Senior Executive Vice President for SunGard Treasury Systems, a division of SunGard Data Systems, Inc., from 1998 until 1999. Mr. Wiehe ceased his employment and all other affiliation with any SunGard entity before the Issuer first entered into a hosting services agreement with Inflow, Inc., and well before Inflow, Inc. was acquired by SunGard Availability Services, LP. Furthermore, prior to the Issuer entering into or renewing any direct contracts with SunGard Availability Services, LP, Mr. Wiehe sold all of the securities he held in any of the SunGard entities. Therefore, there have been no related party transactions between the Issuer and any of the SunGard entities.
               If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7786 or Seth K. Weiner, Esq. at (404) 504-7664. You can reach either of us by fax at (404) 365-9532.

Best regards, MORRIS, MANNING & MARTIN, LLP /s/ Grant W. Collingsworth Grant W. Collingsworth

Enclosures
cc:	Stephen J. Wiehe
Seth K. Weiner, Esq.